Exhibit (e)(2)

Compensation of Directors

The following table sets forth certain information regarding the compensation of each non-employee member of the Board of Directors of SJW Group for the 2017 fiscal year:

Name	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
Katharine Armstrong	$92,000	$59,055	$151,055
Walter J. Bishop	$100,000	$59,055	$159,055
Douglas R. King	$103,000	$59,055	$162,055
Gregory P. Landis	$80,000	$59,055	$139,055
Debra C. Man	$79,000	$59,055	$138,055
Daniel B. More	$105,000	$59,055	$164,055
Ronald B. Moskovitz (1)	$29,666	$—	$29,667
George E. Moss	$77,750	$59,055	$136,805
Robert A. Van Valer	$84,000	$59,055	$143,055

(1)	Mr. Moskovitz served on the Board of Directors of the Corporation until April 26, 2017.
(2)

Consists of the annual retainer and meeting fees for service as a member of the Board of Directors of the Corporation, San Jose Water Company, SJW Land Company, and SJWTX, Inc., including amounts deferred under the Corporation’s Deferral Election Program for Non-Employee Board members. The respective dollar amounts of these fees are set forth in the table below. For further information concerning such fees, see the sections below entitled “Director Annual Retainer” and “Director Meeting Fees.”

Name	2017 Retainer	2017 Meeting Fees	Total Annual Service Fees
Katharine Armstrong	$55,000	$37,000	$92,000
Walter J. Bishop	$55,000	$45,000	$100,000
Douglas R. King	$50,000	$53,000	$103,000
Gregory P. Landis	$50,000	$30,000	$80,000
Debra C. Man	$50,000	$29,000	$79,000
Daniel B. More	$50,000	$55,000	$105,000
Ronald B. Moskovitz	$16,667	$13,000	$29,667
George E. Moss	$55,000	$22,750	$77,750
Robert A. Van Valer	$60,000	$24,000	$84,000

(3)

Represents the grant-date fair value of the restricted stock unit award for 1,155 shares made to the non-employee director on April 26, 2017. The applicable grant-date fair value of each award was calculated in accordance with FASB ASC Topic 718 and accordingly determined on the basis of the closing selling price per share of SJW Group’s common stock on the award date as appropriately discounted to reflect the lack of dividend equivalent rights. The reported grant-date value does not take into account any estimated forfeitures related to service-vesting conditions. In addition to the restricted stock units, as of December 31, 2017, Messrs. King and Van Valer held deferred stock awards covering 9,128 and 2,657 shares of SJW Group’s common stock, respectively, with dividend equivalent rights. Any deferred shares so held are attributable to the director’s prior participation in certain deferred compensation programs implemented under the Corporation’s Long-Term Incentive Plan. For further information concerning those programs, see the sections below entitled “Deferral Election Program for Non-Employee Board Members” and “Deferred Restricted Stock Program.” The phantom dividends that accumulate on those deferred shares pursuant to the dividend equivalent rights are converted annually into additional deferred shares. For further information concerning such dividend equivalent rights, see the section below entitled “Dividend Equivalent Rights.” Such dividend equivalent rights were factored into the original grant-date fair value of the deferred shares determined for financial accounting purposes under FASB ASC Topic 718, and accordingly no amounts are reported in this column with respect to the additional deferred shares attributable to the phantom dividends that accumulated during the 2017 fiscal year as a result of those dividend equivalent rights. Those 2017 fiscal year phantom dividends were converted into the following additional deferred shares for the non-employee directors on January 2, 2018: Mr. King was credited with 166 shares and Mr. Van Valer was credited with 48 shares. At the time of such credit, the fair market value per share of the Corporation’s common stock was $63.47, the closing price on January 2, 2018.

Director Annual Retainer

The following table sets forth the 2017 annual retainer fees for the non-employee Board members of SJW Group, San Jose Water Company, SJW Land Company, SJWTX, Inc. and Texas Water Alliance Limited (“TWA”). The Corporation sold all its equity interest in TWA on November 16, 2017. SJW Group’s Board members therefore no longer serve on the TWA Board. The Director Compensation and Expense Reimbursement Policies were amended on January 31, 2018 to remove all references to TWA.

Annual Retainer
SJW Group
Chair	$30,000
Other Board Members	$5,000
Additional Fee for Lead Independent Director	$5,000
San Jose Water Company
Chair	$60,000
Other Board Members	$40,000
SJW Land Company
Chair	$10,000
Other Board Members	$5,000
SJWTX, Inc.
Chair	$5,000
Other Board Members	$5,000
Texas Water Alliance Limited
Chair	$0
Other Board Members	$0

Director Meeting Fees

The following table sets forth the 2017 per meeting Board and Committee fees for the non-employee Board members of SJW Group, San Jose Water Company, SJW Land Company, SJWTX, Inc. and TWA. TWA did not hold meetings in 2017.

Per Meeting Fee
SJW Group
Chair	$1,000
Other Board Members	$1,000
SJW Group Committees
Audit Committee Chair (for attending audit committee meetings)	$3,000
Other Committee Chair (for attending their respective committee meetings)	2,000
Other Board Members	$1,000
San Jose Water Company
Chair	$1,000
Other Board Members	$1,000
SJW Land Company
Chair	$500
Other Board Members	$500
SJWTX, Inc.
Chair	$2,500
Other Board Members	$500
Texas Water Alliance Limited
Chair	$500
Other Board Members	$500

As indicated above, the Director Compensation and Expense Reimbursement Policies were amended on January 31, 2018 to remove all references to TWA.

The meeting fees are the same for attending Board and Committee meetings held telephonically.

In the event a non-employee director attends an in-person Board or Committee meeting by telephone, he or she will be entitled to receive the applicable per meeting fee for the first meeting attended by telephone in a calendar year, and half of such meeting fee for each subsequent meeting attended by telephone in the same calendar year.

Non-employee directors may also receive fees determined on a case-by-case basis by SJW Group’s Executive Compensation Committee and ratified by the Board of Directors for attending additional meetings other than Board or Committee meetings, such as Board retreats, strategic planning meetings, or other programs organized by SJW Group, San Jose Water Company, SJW Land Company, or SJWTX, Inc. No such additional fees were paid in 2017.

Deferral Election Program for Non-Employee Board Members

Pursuant to the Deferral Election Program, each non-employee member of the Corporation’s Board of Directors has the opportunity to defer: (i) either 50 percent or 100 percent of his or her annual retainer fees for serving on the Corporation’s Board and the Board of one or more subsidiaries; and (ii) 100 percent of his or her fees for attending pre-scheduled meetings of such Boards or any committees of such Boards on which he or she serves. The deferral election is irrevocable and must be made prior to the start of the year for which the fees are to be earned.

The fees which a non-employee Board member elects to defer under such program for the fiscal year are credited to a deferral election account pursuant to one of the following alternatives selected by the Executive Compensation Committee: (i) in a lump sum on the first business day of that calendar year or as soon as administratively practicable thereafter; or (ii) periodically when the fees would otherwise become due and payable during such calendar year in the absence of his or her deferral election for that calendar year in which case the amounts credited shall be fully vested on crediting. In the event of such lump sum credit, the non-employee Board members will vest in the portion of their account attributable to each Board or Board committee on which they serve during a calendar year in a series of 12 equal monthly installments upon their completion of each calendar month of service on that Board or Board committee during such calendar year. For the deferral election accounts established for the 2017 calendar year, the periodic credit alternative was utilized.

The deferral election account will be credited with a fixed rate of interest, compounded semi-annually, set at the start of each calendar year at the lower of (i) the then current 30-year long-term borrowing cost of funds to San Jose Water Company (or the equivalent thereof), as measured as of the start of such calendar year, or (ii) 120 percent of the long-term Applicable Federal Rate determined as of the start of such calendar year and based on semi-annual compounding.

Distribution of the vested balance credited to each Board member’s deferral election account will be made or commence on the 30th day following his or her cessation of Board service. The cash distribution will be made either in a lump sum or through a series of up to 10 annual installments in accordance with the payment election such Board member made.

Messrs. More and Moss each elected to defer all of their 2017 annual retainer fees and pre-scheduled 2017 meeting fees, Messrs. King and Landis elected to defer all of their 2017 pre-scheduled meeting fees, Ms. Man elected to defer her 2017 annual retainer fees, and Mr. Bishop elected to defer 50 percent of his 2017 annual retainer fees.

Deferred Restricted Stock Program

Prior to the 2008 fiscal year, the non-employee directors were able to receive awards of deferred stock, either through the conversion of their deferred Board and Committee fees under the Deferral Election Program into deferred shares of SJW Group common stock or through their participation in the Deferred Restricted Stock Program. Both of those deferred stock programs were implemented under the Corporation’s Long-Term Incentive Plan (the “LTIP”).

The principal features of the Deferred Restricted Stock Program may be summarized as follows:

Each non-employee director who commenced Board service on or after April 29, 2003 was granted: (i) a deferred stock award on the first business day of January following his or her completion of at least six months of service as a Board member; and (ii) annual grants of deferred stock on the first business day of January in each succeeding calendar year through the close of the 2007 calendar year, provided he or she remained a non-employee member of the Board through such date. The number of shares of the Corporation’s common stock underlying each annual deferred stock award was determined by dividing (i) the aggregate dollar amount of the annual retainer fees, at the levels in effect as of the date of grant, for service on the Board and for service on the Boards of Directors of the Corporation’s subsidiaries for the calendar year in which the grant was made by (ii) the fair market value per share of the Corporation’s common stock on the grant date. The shares subject to each deferred stock award are fully vested and will be issued from the LTIP on a distribution commencement date tied to the director’s cessation of Board service or other pre-specified date. The shares may be issued either in a single lump sum or in up to 10 annual installments, as elected by the director at the time of his or her initial entry into the Deferred Stock Program or pursuant to the special payment election made available in 2007.

In addition, each non-employee director who commenced Board service prior to April 29, 2003 and participated in the Director Pension Plan was given the opportunity during the 2003 calendar year to elect to convert his or her accumulated benefit under that plan into a deferred stock award. The accumulated benefit of each director who made such an election was converted, on September 1, 2003, into a deferred stock award of comparable value based on the fair market value per share of the Corporation’s common stock on such date. The award vested in 36 monthly installments over the director’s period of continued Board service measured from the conversion date.

In accordance with the foregoing, Mr. Moss elected to have his accumulated Director Pension Plan benefits converted into deferred stock pursuant to the Deferred Restricted Stock Program. As a result, Mr. Moss had $270,000 in Pension Plan benefits converted into a deferred stock award covering 19,014 shares of the Corporation’s common stock. The shares were distributed to Mr. Moss in 2008.

Restricted Stock Units and the Formulaic Equity Award Program for Non-Employee Board Members

The Company has implemented a Formulaic Equity Award Program for Non-Employee Board Members (“Formulaic Program”) under the LTIP which provides that at the close of business on the date of each annual stockholder meeting, beginning with the 2014 annual stockholder meeting, each individual who is elected or re-elected to serve as a non-employee Board member will automatically be granted restricted stock units covering that number of shares of common stock (rounded up to the next whole share) determined by dividing the Applicable Annual Amount by the fair market value per share on such date. The Applicable Annual Amount for 2017 was $60,000. Each restricted unit awarded entitles the non-employee Board member to one share of common stock on the applicable vesting date of that unit. Each restricted stock unit award will vest in full upon the non-employee Board member’s continuation in Board service through the day immediately preceding the date of the first annual stockholder meeting following the annual stockholder meeting at which that restricted stock unit award was made, subject to accelerated vesting under certain prescribed circumstances. Each non-employee Board member must retain beneficial ownership of at least 50 percent of the shares of common stock issued in connection with the vesting of such restricted stock units until such time as such individual is in compliance with the equity ownership guidelines that the Corporation from time to time establishes for its non-employee Board members. The Formulaic Program was amended on October 26, 2016 to increase the Applicable Annual Amount from $35,000 to $60,000 commencing with the 2017 annual stockholder meeting.

Pursuant to this program, on April 26, 2017, each non-employee Board member elected at the 2017 annual stockholder meeting received an award of restricted stock units covering 1,155 shares of common stock. The units will vest in full upon the Board member’s continuation in Board service through the day immediately preceding the date of the Corporation’s 2018 annual stockholder meeting, subject to accelerated vesting under certain prescribed circumstances.

Director Pension Plan

Mr. King continues to participate in the Director Pension Plan. Under such plan, Mr. King will receive a benefit equal to one half of the aggregate annual retainer for service on the Board of SJW Group, and the Boards of San Jose Water Company and SJW Land Company, following his cessation of service as a director. This benefit will be paid to Mr. King, his beneficiary or his estate, for four years. These payments will be made with the same frequency as the ongoing retainers. Directors who elected to convert their accumulated Director Pension Plan benefits into deferred restricted stock in 2003 and non-employee directors who commenced Board service on or after April 29, 2003, are not eligible to participate in the Director Pension Plan.

Dividend Equivalent Rights

Dividend Equivalent Rights (“DERs”) were part of the outstanding deferred stock awards credited to certain non-employee directors as a result of their pre-2008 participation in the Deferral Election and Deferred Restricted Stock Programs. Pursuant to those DERs, each such non-employee director’s deferred stock account under each program was credited, each time a dividend was paid on the Corporation’s common stock, with a dollar amount equal to the dividend paid per share multiplied by the number of shares at the time credited to the deferred stock account, including shares previously credited to the account by reason of the DERs. As of the first business day in January each year, the cash dividend equivalent amounts so credited in the immediately preceding year was converted into additional shares of deferred stock by dividing such cash amount by the average of the fair market value of the Corporation’s common stock on each of the dates in the immediately preceding year on which dividends were paid.

Effective as of January 1, 2008, the Corporation imposed a limitation on the maximum number of years such DERs continued to remain outstanding. Accordingly, such DERs terminated with the dividends paid by the Corporation during the 2017 calendar year, with the last DER conversion into deferred stock occurring on the first business day in January 2018. As part of the DER phase-out, each non-employee Board member was given the opportunity to make a special election by December 31, 2007, to receive a distribution from his accounts under the two programs in either (i) a lump sum distribution in any calendar year within the 10-year period from 2009 to 2018 or (ii) an installment distribution over a five or 10-year period within that 10-year period. The amount distributable from each such account would be equal to the number of deferred shares credited to that account as of December 31, 2007, plus the number of additional deferred shares subsequently credited to that account by reason of the DERs existing on those deferred shares during the period prior to their distribution. No further DERs will be paid on the distributed shares, but those shares will be entitled to actual dividends as and when paid to the Corporation’s stockholders. In the absence of such special payment election, the distribution of the non-employee Board member’s accounts will continue to be deferred until cessation of Board service.

On January 2, 2018, the following current non-employee Board members were credited with additional shares of deferred stock pursuant to their DERs: Mr. King, 166 shares; and Mr. Van Valer, 48 shares.

Expense Reimbursement Policies

Under the Corporation’s Director Compensation and Expense Reimbursement Policies, each non-employee director will be reimbursed for all reasonable expenses incurred in connection with his or her attendance at Board or committee meetings of SJW Group or its subsidiaries as well as his or her attendance at certain other meetings held by such companies. Expenses subject to reimbursement include the expense of traveling by non-commercial aircraft if within 1,000 miles of company headquarters and approved by the Chairman of the Board, and the expense of traveling first class for any travel within the United States. A copy of the Director Compensation and Expense Reimbursement Policies, amended and restated as of January 1, 2014, is attached as Exhibit 10.36 to the Form 10-K filed for the year ended December 31, 2013. The first amendment to such amended and restated Director Compensation and Expense Reimbursement Policies is attached as Exhibit 10.47 to the Form 10-K filed for the year ended December 31, 2016. A copy of the Director Compensation and Expense Reimbursement Policies amended and restated on January 31, 2018 is attached as Exhibit 10.53 to the Form 10-K filed for the year ended December 31, 2017.